UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of information presented by Sociedad Química y Minera de Chile S.A. to the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile) on October 30, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No x .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, 30 October 2013.

Mr.

Hernán López B.

Superintendent,

Superintendence of Securities and Insurance

Avda . Libertador Bernardo O'Higgins Nº1449 Santiago

Mr. Superintendent.

We received your Official Letter N°24,268 dated October 30, 2013. In relation to the contents of the Notification, we state the following:

1.	Sociedad Quimica y Minera de Chile S.A. (SQM or the Company) is constantly analyzing its productive processes, costs, markets, and other variables involved in the development of its activities. From time to time, depending on the circumstances of the industry and of the markets in which it participates, the Company also implements special adaptation plans with help of external consultants. These consultants provide information about "best practices" that are used by major companies worldwide to control cost increases, decrease total costs of production, or to restructure the organization in response to new prevailing needs, to increase productivity rates, or modify the operational processes. The analysis performed by the SQM during 2012 suggested extending the latter to cover many situations of company interest; this led to the hiring of "McKinsey". Thus, SQM has been involved in the execution of various projects related to the above, which were started up more than a year ago and shall soon be concluded.

2.	Within this context, the Company has been realizing various adjustments in its production strategy of potassium in order to adapt to market conditions and achieve, with the same total production, increasing volumes of potassium sulfate while reducing volumes of potassium chloride with the final purpose of optimizing the global returns for potassium. This will allow ductile company operations to adapt to the prevailing market conditions. This has taken place in the past and will most likely occur in the future, in one way or another, with the consequential benefits for SQM.

3.	Likewise, SQM has temporarily decreased its iodine production in the “Nueva Victoria Productive Complex" to adjust its levels of inventory. This, as we have stated before, has occurred in the past and will probably occur in the future, in one way or another, with the consequential benefits that this adaptation brings.

4.	Moreover, we should remember that the "project areas" in the different companies are essentially variable and that the number of staff depends on the level of corporate activity and on the status of development of the pertinent projects. Specifically, at SQM, the termination of a series of production capacity expansion projects have led to the natural adjustment of the respective staff by nearly 150 people and the consequent fusion of certain Management Departments and Vice-Presidencies.

5.	Finally, the implementation of projects aimed to increase the levels of efficiency and to decrease the operational costs of the Company’s support areas in the Country have required revising some service and supply contracts with third party companies in order to optimize the pertinent activities. This has led to a smaller staff of approximately 340 people.

We are at your service to try to clarify any additional questions related to the above.

Best regards,

SOCIEDAD QUIMICA y MINERA de CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: November 06, 2013.